TRUST FOR PROFESSIONAL MANAGERS
RULE 18f-3 MULTIPLE CLASS PLAN

SNOW CAPITAL FUNDS

Trust for Professional Managers (the “Trust”), on behalf of its series, the Snow Capital Funds, as listed in Schedule A attached hereto (each, a “Fund” and collectively, the “Snow Capital Funds”), has elected to rely on Rule 18f‑3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds.  A majority of the Board of Trustees of the Trust, including a majority of the trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.	Class Designation. The Snow Capital Focused Value Fund and the Snow Capital Dividend Plus Fund will offer two classes of shares to be known as the Institutional Class shares and Class A shares. The Snow Capital Small Cap Value Fund and the Snow Capital Opportunities Fund will offer three classes of shares to be known as the Institutional Class shares, Class A shares and Class C shares.

2.	Class Characteristics. Each class of shares will represent interests in the same portfolio of investments and will be identical in all respects to the other class, except as set forth below:

Institutional Class:	Institutional Class shares will be offered for sale at net asset value without the imposition of a sales charge or 12b-1 fee.

Class A:	Class A shares will be offered for sale subject to a maximum front end sales charge of 5.25%, subject to certain exceptions as set forth in the Snow Capital Funds’ Prospectus, and a level sales charge of 0.50% is applied to Class A shares purchased at the $1,000,000 breakpoint (as described in the Snow Capital Funds’ Prospectus) that are redeemed within 12 months of purchase. Class A shares will be subject to a distribution plan adopted pursuant to Rule 12b‑1 under the 1940 Act, which provides for an annual distribution fee of 0.25% of the average daily net assets of a Fund attributable to Class A shares, computed on an annual basis. The distribution plan fees for the Class A shares will be used to pay: (i) the Funds’ distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Class A shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class A shares.

Class C:	Class C shares of the Snow Capital Small Cap Value Fund and the Snow Capital Opportunities Fund will be offered for sale at net asset value, although a level sales load of 1.00% is applied to Class C shares redeemed within 12 months of purchase. Class C shares will be subject to a distribution plan adopted pursuant to Rule 12b‑1 under the 1940 Act, which provides for an annual distribution fee of 1.00% of the average daily net assets of a Fund attributable to Class C shares, computed on an annual basis. The Class C distribution fee represents at 0.75% 12b-1 distribution fee and a 0.25% shareholders servicing fee. The distribution plan fees for the Class C shares will be used to pay: (i) the Funds’ distributor a distribution and shareholder servicing fee of 1.00% for promoting and distributing Class C shares and for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class C shares.

3.
Expense Allocations.  The following expenses for each Fund will be allocated on a class-by-class basis, to the extent applicable and practicable: (i) fees under the distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular class.  Income, realized and unrealized capital gains and losses, and expenses of a Fund not allocated to a particular class will be allocated on the basis of the net asset value of each class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Snow Capital Funds may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.
Conversions.  Class A and Class C shareholders of the Funds may elect to convert their Class A and Class C shares into Institutional Class, subject to meeting the minimum investment amount requirement for Class I shares, as described in the Funds’ Prospectus.  Class C shares of the Snow Capital Small Cap Value Fund and the Snow Capital Opportunities Fund that have been purchased within the past 12 months and are still subject to the 1.00% level sales load upon redemption are not eligible for conversion into Institutional Class shares.

5.
General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’s respective arrangements under Rule 18f-3 of the 1940 Act.  Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops.  The Snow Capital Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted: April 26, 2006
As amended: August 10, 2010, June 26, 2012 and August 3, 2016.

SCHEDULE A

Snow Capital Funds	Date Added to the Plan
Snow Capital Small Cap Value Fund	August 10, 2010
Snow Capital Opportunity Fund	April 26, 2006
Snow Capital Focused Value Fund	August 3, 2016
Snow Capital Dividend Plus Fund	August 3, 2016